SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

ZS Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98979G 105
(CUSIP Number)

Larry Randall
Alta Partners
One Embarcadero Center, Suite 3700
San Francisco, CA 94111
(415) 362-4022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98979G 105	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSON
Alta Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	3,230,090 (a)
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	3,230,090 (a)
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,230,090 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%
14	TYPE OF REPORTING PERSON	PN

(a)
Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over  3,230,090 shares of common stock, par value $0.001 per share (“Common Stock”), of ZS Pharma (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”) and Guy Nohra (“Nohra”), managing directors of AP VIII, may be deemed to share dispositive and voting power over such stock.

(b)
The percentage set forth in row (13) is based on the 20,608,866 outstanding shares of Common Stock as of June 23, 2014, as disclosed in the Issuer’s final prospectus dated June 17, 2014, as filed with the SEC on June 18, 2014.

CUSIP No. 98979G 105	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSON
Alta Partners Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	3,230,090(c)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	3,230,090 (c)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,230,090 (c)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7% (d)
14	TYPE OF REPORTING PERSON	OO

(c)	APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock held by AP VIII.

(d)
The percentage set forth in row (13) is based on the 20,608,866 outstanding shares of Common Stock as of June 23, 2014, as disclosed in the Issuer’s final prospectus dated June 17, 2014, as filed with the SEC on June 18, 2014.

CUSIP No. 98979G 105	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSON
Farah Champsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	3,230,090 (e)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	3,230,090 (e)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,230,090 (e)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7% (f)
14	TYPE OF REPORTING PERSON	IN

(e)	Champsi is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(f)
The percentage set forth in row (13) is based on the 20,608,866 outstanding shares of Common Stock as of June 23, 2014, as disclosed in the Issuer’s final prospectus dated June 17, 2014, as filed with the SEC on June 18, 2014.

CUSIP No. 98979G 105	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSON
Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	3,230,090 (g)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	3,230,090 (g)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,230,090 (g)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7% (h)
14	TYPE OF REPORTING PERSON	IN

(g)	Janney is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(h)
The percentage set forth in row (13) is based on the 20,608,866 outstanding shares of Common Stock as of June 23, 2014, as in the Issuer’s final prospectus dated June 17, 2014, as filed with the SEC on June 18, 2014.

CUSIP No. 98979G 105	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSON
Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	3,230,090 (i)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	3,230,090 (i)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,230,090 (i)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7% (j)
14	TYPE OF REPORTING PERSON	IN

(i)	Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(j)
The percentage set forth in row (13) is based on the 20,608,866 outstanding shares of Common Stock as of June 23, 2014, as disclosed in the Issuer’s final prospectus dated June 17, 2014, as filed with the SEC on June 18, 2014.

Item 1.	Security and Issuer.

The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of ZS Pharma, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 508 Wrangler Drive, Suite 100, Coppell, Texas 75019. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.	Identity and Background.

(a)           This Statement is being filed by (i) Alta Partners VIII, L.P., a Delaware limited partnership (“AP VIII”), (ii) Alta Partners Management VIII, LLC, a Delaware limited liability company (“APM VIII”), and (iii) Farah Champsi, Daniel Janney, and Guy Nohra (collectively referred to as the “Managing Directors”), the Managing Directors of APM VIII.  AP VIII, APM VIII, and the Managing Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)           The principal executive offices of AP VIII and APM VIII, and the business address of each of the Managing Directors are located at One Embarcadero Center, Suite 3700, San Francisco, California 94111.

(c)           The principal business of AP VIII is making venture capital investments.  APM VIII’s principal business is acting as general partner of AP VIII.  Each of the Managing Directors’ principal business is acting as a director of APM VIII.

(d)           During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)           Each of the Managing Directors is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Between October 2012 and August 2013, AP VIII purchased an aggregate of 7,307,693 shares of Series C Preferred Stock (“Series C Shares”) for an aggregate purchase price of $19.0 million.  In February 2014, AP VIII purchased an aggregate of 462,580 shares of Series D Preferred Stock (“Series D Shares” and, together with the Series C Shares, the “Preferred Stock”) for an aggregate purchase price of $2.4 million.  Additionally, AP VIII purchased  200,000 shares of Common Stock (the “IPO shares”) as part of the Issuer’s initial public offering, which purchase closed on June 23, 2014 (the “IPO Closing”).  The aggregate purchase price of the IPO Shares was approximately $3.6 million. Upon the IPO Closing, all of the Preferred Stock automatically converted into shares of Common Stock, and AP VIII received an aggregate of 3,030,090 shares of Common Stock upon such conversion. AP VIII received the funds used to purchase the Preferred Stock and IPO Shares from capital contributions made to AP VIII by its partners for investment purposes.

Item 4.	Purpose of Transaction.

AP VIII purchased the aforementioned Preferred Stock and IPO Shares for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, AP VIII directly holds 3,230,090 shares of Common Stock, representing 15.7% of the Issuer’s outstanding Common Stock.  As the general partner of AP VIII, APM VIII beneficially owns an aggregate of 3,230,090 shares of Common Stock, representing 15.7% of the Issuer’s Common Stock outstanding. Each of Managing Directors beneficially owns 3,230,090 shares of Common Stock, representing 15.7% of the Issuer’s outstanding Common Stock.  The percentages set forth in this Item 5 are based on the 20,608,866 outstanding shares of Common Stock as of June 23, 2014, as disclosed in the Issuer’s final prospectus dated June 17, 2014, as filed with the SEC on June 18, 2014.

(b)           AP VIII has sole voting and dispositive control over 3,230,090 shares of Common Stock.  None of the other Reporting Persons owns any securities of the Issuer directly. APM VIII, as the general partner of AP VIII, shares the power to direct the voting and disposition of the 3,230,090 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares beneficially owned by AP VIII. By virtue of their positions as managing directors of APM VIII, each Managing Director may be deemed to share the power to direct the disposition and vote of the 3,230,090 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares of Common Stock beneficially owned by such entities.

(c)           Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

The Issuer, AP VIII and certain other investors are party to a Fourth Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), which contains certain registration rights with respect to shares of Common Stock held by AP VIII and other investors.  The shares entitled to registration rights under the Investors’ Rights Agreement are referred to herein as “Registrable Securities.”

Demand registration rights.  At any time on or after December 14, 2014, stockholders who in the aggregate hold more than 50% of the Registrable Securities have the right to demand that the Issuer file up to two resale registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 registration rights.  If the Issuer is eligible to file a registration statement on Form S-3, each holder of Registrable Securities has the right to demand that the Issuer file up to two resale registration statements per year for such holder on Form S-3 so long as the aggregate offering price, net of any underwriters’ discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $5,000,000, subject to specified exceptions, conditions and limitations.

“Piggyback” registration rights.  If the Issuer registers any securities for public sale, stockholders with Registrable Securities will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares included in such offering for the account of stockholders with Registrable Securities.

Expenses of registration.  The Issuer will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of registration rights.  The registration rights will terminate upon the earliest to occur of (i) the closing of a deemed liquidation event as defined in the Investors’ Rights Agreement, (ii) as to a particular holder of Registrable Securities, at such time as all of such holder’s Registrable Securities could be sold within any 90-day period without restriction pursuant to the unlimited resale provisions of Rule 144 under the Securities Act of 1933 and (iii) the third anniversary of the IPO Closing.

Lock-up Agreement

The Issuer and the holders of substantially all of the Common Stock outstanding on June 23, 2014, including AP VIII, have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that the Issuer and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of the Issuer’s Common Stock, any options or warrants to purchase shares of the Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of the representatives of the underwriters for a period of 180 days from June 17, 2014.
.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Statement.
Exhibit B:
Form of Fourth Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Amendment to Registration Statement on Form S-1/A (Registration No. 333-195961), filed with the SEC on May 30, 2014).

Exhibit C:
Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Amendment to Registration Statement on Form S-1/A (Registration No. 333-195961), filed with the SEC on May 15, 2014).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 3, 2014

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:	July3, 2014

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra